UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29194 / March 30, 2010

In the Matter of

THE CHILE FUND, INC.

c/o Aberdeen Asset Management, Inc.
1735 Market Street, 32nd Floor
Philadelphia, PA 19103

(812-13749)

ORDER UNDER SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE ACT

The Chile Fund, Inc. (the "Fund") filed an application on January 29, 2010, and an amendment
to the application on March 5, 2010, requesting an order under section 17(b) of the Act
exempting applicant from section 17(a) of the Act. The order would permit in-kind repurchases
of shares of the Fund held by certain affiliated persons of the Fund.

On March 8, 2010, a notice of the filing of the application was issued (Investment Company Act
Release No. 29169). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that the terms of the proposed transaction, including the consideration
to be paid or received, are reasonable and fair and do not involve overreaching on the part of any
person concerned, and that the proposed transaction is consistent with the policy of the registered
investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of The Chile Fund, Inc. (File No. 812-13749),

IT IS ORDERED, under section 17(b) of the Act, that the requested exemption from section 17(a) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harman
Deputy Secretary